EXHIBIT 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Modtech Holdings, Inc.:

We consent to the use of our report dated June 16, 2005, with respect to the consolidated balance sheet of Modtech Holdings, Inc. as of December 31, 2004, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2004, and the related financial statement schedule II for each of the years in the two-year period ended December 31, 2004, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus. Our report refers to a change in accounting for goodwill and intangible assets.

/s/ KPMG LLP

Costa Mesa, California January 8, 2007